                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ARGUSS COMMUNICATIONS, INC.
                           ---------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    040282105
                                 --------------
                                 (CUSIP NUMBER)

                                 DONN A. BELOFF
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                         LAS OLAS CENTRE II, SUITE 1600
                           350 EAST LAS OLAS BOULEVARD
                         FORT LAUDERDALE, FL 33301-2229
                                 (954) 463-2700

--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 24, 2001

--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

CUSIP No. 040282105               SCHEDULE 13D                   Page  1  of  6
          ---------                                                   ---    ---

  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ronald D. Pierce
         -----------------------------------------------------------------------

  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  3.     SEC USE ONLY

         -----------------------------------------------------------------------

  4.     SOURCE OF FUNDS*
         SC
         -----------------------------------------------------------------------

  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------

  6.     CITIZENSHIP OR PLACE OR ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

 NUMBER OF
   SHARES                  7.       SOLE VOTING POWER          1,232,850
BENEFICIALLY
 OWNED BY                  -----------------------------------------------------
   EACH                    8.       SHARED VOTING POWER        0
 REPORTING
PERSON WITH                -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER     1,232,850

                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER   0

                           -----------------------------------------------------

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,232,850 shares
         -----------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

         -----------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
         -----------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

CUSIP No. 040282105               SCHEDULE 13D                   Page  2  of  6
          ---------                                                   ---    ---

  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kenneth R. Olsen
         -----------------------------------------------------------------------

  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

  3.     SEC USE ONLY

         -----------------------------------------------------------------------

  4.     SOURCE OF FUNDS*

         PF
         -----------------------------------------------------------------------

  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

         -----------------------------------------------------------------------

  6.     CITIZENSHIP OR PLACE OR ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

 NUMBER OF                 7.       SOLE VOTING POWER          12,400
  SHARES
BENEFICIALLY               -----------------------------------------------------
 OWNED BY                  8.       SHARED VOTING POWER        500
   EACH
 REPORTING                 -----------------------------------------------------
PERSON WITH                9.       SOLE DISPOSITIVE POWER     12,400

                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER   500

                           -----------------------------------------------------

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,900 shares
         -----------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

         -----------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .09%
         -----------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------


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                                                                     Page 3 of 6

         This Amendment No. 3 (this "Amendment") amends the Statement on
         Schedule 13D originally filed on behalf of Ronald D. Pierce with the Securities and Exchange Commission on February 23, 1998 (the "Schedule 13D"), Amendment No. 1 to Schedule 13D filed on April 6, 2001, and Amendment No. 2 to Schedule 13D filed on April 9, 2001. This Amendment also constitutes the original Statement on Schedule 13D for Kenneth R. Olsen.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to the Common Stock, $0.01 par value per share (the "Common Stock") of Arguss Communications, Inc. (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by adding the following:

         (a)      This Amendment is being filed by Ronald D. Pierce and Kenneth
                  R. Olsen (the "Reporting Persons").

         The following information is provided for Mr. Olsen:

         (b) Business address: Fairway Communications Corp., 10808 Tea Olive Lane, Boca Raton, FL 33498

         (c)      Owner - Fairway Communications Corp.

         (d)      No.

         (e)      No.

         (f)      U.S. Citizen.

         The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following:

         Mr. Olsen or his spouse acquired the shares of Common Stock in open market transactions using personal funds.


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                                                                     Page 4 of 6

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended to read as follows:

         In the ordinary course of their respective businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their respective investment in the Common Stock, the Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
         (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.

         As investors in the Company, the Reporting Persons have engaged, and may continue to engage, in communications with one or more stockholders and/or one or more members of the Company's Board of Directors and management regarding the Company, its operations and its prospects.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals as a result of ownership, which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) & (b) As of the date of this Amendment, Mr. Pierce is the sole beneficial owner of 1,232,850 shares of Common Stock which constituted approximately 8.5% of the 14,519,944 shares outstanding as of August 3, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


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                                                                     Page 5 of 6

         As of the date of this Amendment, Mr. Olsen is the sole beneficial owner of 12,400 shares of Common Stock and shares voting and dispositive power over 500 shares of Common Stock with his spouse, which constituted in the aggregate 12,900 shares or approximately .09% of the 14,519,944 shares outstanding as of August 3, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

         Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 1,245,750 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 8.6% of the Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Person.

         (c) Mr. Olsen's spouse acquired 500 shares of Common Stock on the open market on August 23, 2001 at a price of $3.45 per share. In addition, Mr. Pierce sold shares of Common Stock on the open market as follows:

                                        NUMBER OF         SALE PRICE
                          DATE         SHARES SOLD        PER SHARE
                         -------       -----------        ---------
                         9/20/01          39,000           $ 2.5184
                         9/21/01          24,300           $  2.496
                         9/24/01          13,000           $ 2.5192
                         9/26/01           8,500           $ 2.7441
                         9/27/01           1,600           $   2.50
                         9/28/01           1,000           $   2.50

         Except as disclosed in this Item 5, there have been no transactions in the Common Stock effected by the Reporting Persons during the past 60 days or since the most recent Schedule 13D.

         (d)      Not Applicable.

         (e)      Not Applicable.


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                                                                     Page 6 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to read as follows:

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 3       Joint Filing Agreement Pursuant to Rule 13d-1(k).

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 2001


                                             By: /s/ Ronald D. Pierce
                                                 -------------------------------
                                                 Ronald D. Pierce


                                             By: /s/ Kenneth R. Olsen
                                                 -------------------------------
                                                 Kenneth R. Olsen

                                                                       EXHIBIT 3

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessary of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 24, 2001


By: /s/ Ronald D. Pierce
    ----------------------------
    Ronald D. Pierce


By: /s/ Kenneth R. Olsen
    ----------------------------
    Kenneth R. Olsen